Exhibit 99.1

TransAlta Corporation Announces Results of the Annual and Special Meeting of Shareholders and Election of all Directors

CALGARY, AB, May 4, 2021 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") held its virtual Annual and Special Meeting of Shareholders on May 4, 2021.  A total of 185,645,958 common shares, representing 68.79 per cent of the shares outstanding, were represented at the meeting.

The following resolutions were considered by Shareholders:

1.            Election of Directors

The twelve director nominees proposed by management were elected.  The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Withheld	Per cent
Rona H. Ambrose	182,167,298	99.15%	1,559,128	0.85%
John P. Dielwart	183,271,407	99.77%	422,019	0.23%
Alan J. Fohrer	183,128,587	99.67%	597,839	0.33%
Laura W. Folse	183,225,650	99.73%	500,777	0.27%
Harry A. Goldgut	183,192,620	99.71%	533,807	0.29%
John H. Kousinioris	183,255,261	99.74%	471,166	0.26%
Thomas M. O'Flynn	183,241,641	99.74%	484,786	0.26%
Beverlee F. Park	182,286,776	99.22%	1,439,650	0.78%
Bryan D. Pinney	179,721,863	97.82%	4,004,563	2.18%
James Reid	183,204,466	99.72%	521,960	0.28%
Sandra R. Sharman	182,045,392	99.09%	1,681,035	0.91%
Sarah A. Slusser	183,152,906	99.69%	573,521	0.31%

2.            Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2021 was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
184,460,228	99.36%	1,185,729	0.64%

3.            Advisory Vote on Executive Compensation (also known as "say-on-pay")

The advisory vote on the Company's approach to executive compensation or say-on-pay was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
178,672,096	97.25%	5,054,328	2.75%

4.            Approval of 2021 Share Unit Plan

The resolution approving the Company's 2021 Share Unit Plan was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
176,026,586	95.81%	7,699,626	4.19%

5.            Amendment to Stock Option Plan

The resolution authorizing the Company to amend its Stock Option Plan was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
177,010,043	96.34%	6,715,382	3.66%

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score.

For more information about TransAlta, visit its web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-corporation-announces-results-of-the-annual-and-special-meeting-of-shareholders-and-election-of-all-directors-301283956.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2021/04/c8440.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 22:17e 04-MAY-21